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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33471



RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GMST WORLD MARKETS, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 MIDDLETOWN BLVD. STE 200
(No. and Street)

LANGHORNE (City) PA (State) 19047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN TAORMINA 215-702-0444
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DRUKER, RAHL, + FEIN
(Name — *if individual, state last, first, middle name*)

3625 QUAKER BRIDGE ROAD (Address) HAMILTON, (City) NJ (State) 08619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 3-19-02

OATH OR AFFIRMATION

I, STEPHEN J, TAORMINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMST WORLD MARKETS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

Notarial Seal
Laureen Taormina, Notary Public
Middletown Twp., Bucks County
My Commission Expires Mar. 21, 2005
Member, Pennsylvania Association of Notaries



Notary Public



Signature

CEO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GMST WORLD MARKETS, INC.

Financial Statements
and
Supplementary Information

Year Ended December 31, 2001

GMST WORLD MARKETS, INC.

Table of Contents

Year Ended December 31, 2001



DRUKER, RAHL & FEIN
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS
A Member of The Mercadien Group

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of
GMST WORLD MARKETS, INC.

We have audited the accompanying statement of financial condition of **GMST WORLD MARKETS, INC.** as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **GMST WORLD MARKETS, INC.** as of December 31, 2001, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Druker, Rahl & Fein

February 1, 2002

DONALD F. CONWAY, CPA*
CONRAD L. DRUKER, CPA
ESMOND S. DRUKER, CPA
EUGENE J. ELIAS, CPA, RMA
JACK H. FEIN, CPA*
ROBERT J. RAHL, CPA*
DAVID L. STAFFORD, CPA*
RICHARD S. WILLINGER, CPA

PETER A. INVERSO, CPA

*CPA IN NJ AND PA
• CPA IN NY

OTHER OFFICE:
86 BUCK ROAD
HOLLAND, PA 18966
215-355-4860

○ NATIONAL ASSOCIATED CPA FIRMS
○ AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
○ NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
○ PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
○ PRIVATE COMPANIES PRACTICE SECTION
○ SEC PRACTICE SECTION

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

GMST WORLD MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash	$ 28,361
Marketable securities owned, at market value	112,332
Due from clearing broker	1,559,933
Deferred tax asset	43,400
Miscellaneous receivables	36,887
Prepaid expenses	16,691
Property and equipment	34,355
Security deposits	3,810
Total Assets	$ 1,835,769

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 412,143
Securities sold, not yet purchased, at market value	417,733
Total Liabilities	829,876
Stockholders' Equity	
Common stock, $.001 par value; 20,000,000 shares authorized; 1,329,517 shares issued and outstanding	1,330
Additional paid-in capital	1,030,508
Accumulated deficit	(25,945)
Total Stockholders' Equity	1,005,893
Total Liabilities and Stockholders' Equity	$ 1,835,769

See notes to financial statements.

GMST WORLD MARKETS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2001

Revenues	
Trading profits	$ 2,250,596
Interest and dividends	25,522
Total revenues	2,276,118
Operating expenses	
Employee compensation and benefits	1,013,861
Clearing charges and exchange fees	638,540
Communication and data processing	378,165
Interest expense	30,000
Occupancy	50,151
Professional fees	190,199
Advertising	52,162
Office expense	21,109
Sale consideration	81,880
Travel and entertainment	80,983
Other expenses	34,403
Total operating expenses	2,571,453
Loss from operations	(295,335)
Benefit of income taxes	(18,507)
Net loss	$ (276,828)

See notes to financial statements.

GMST WORLD MARKETS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2001

	Common Stock				Additional Paid-in Capital*		Retained Earnings (Accumulated Deficit)		Total
	Shares		Amount*						
Balances, January 1, 2001, as restated	1,020,000	$	1,020	$	23,980	$	250,883	$	275,883
Issuance of common stock and capital contributed	309,517		310		406,528		-		406,838
Conversion of subordinated borrowings	-		-		600,000		-		600,000
Net loss	-		-		-		(276,828)		(276,828)
Balances, December 31, 2001	1,329,517	$	1,330	$	1,030,508	$	(25,945)	$	1,005,893

*Restated for comparison purposes

See notes to financial statements.

GMST WORLD MARKETS, INC.

STATEMENT OF SUBORDINATED BORROWINGS

Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$ -
Increases:	
Issuance of subordinated note	600,000
Conversion of subordinated note to equity	(600,000)
Subordinated borrowings at December 31, 2001	$ -

See notes to financial statements.

GMST WORLD MARKETS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

Cash Flows from Operating Activities	
Net loss	$ (276,828)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	8,424
Deferred income tax asset	(37,107)
Changes in current assets and liabilities	
Marketable securities owned, at market value	91,132
Due from clearing broker	(1,049,486)
Prepaid tax	10,322
Miscellaneous receivables	(29,206)
Prepaid expenses	(16,691)
Security deposits	(3,810)
Accounts payable and accrued liabilities	394,081
Securities sold, not yet purchased at market value	390,447
Net cash used in operating activities	(518,722)
Cash Flows Used in Investing Activities	
Purchase of equipment	(42,779)
Cash Flows from Financing Activities	
Proceeds from subordinated borrowings	600,000
Proceeds from issuance of common stock	6,838
Repayment of stockholder loan	(68,800)
Net cash provided by financing activities	538,038
Net decrease in cash	(23,463)
Cash, beginning of year	51,824
Cash, end of year	$ 28,361
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for	
Income taxes	$ 13,053
Interest	$ 30,000
Supplemental Schedule of Non-Cash Financing Activities	
Conversion of subordinated note to additional paid-in capital	$ 600,000
Issuance of 28,138 shares of common stock at par for past services rendered	$ 6,838
Conversion of stockholder loan to 281,379 shares of common stock	$ 400,000

See notes to financial statements.

GMST WORLD MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

GMST WORLD MARKETS, INC. (the"Company") was incorporated January 23, 1985 in the State of New York as First Long Island Securities, Inc. On December 22, 2000, the Company amended the Certificate of Incorporation and changed the Company's name to GMST World Markets, Inc. The Company operates as an introducing broker and is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the National Association for Securities Dealers (NASD). The Company operates as a market maker in foreign ADR and equity securities. The Company also executes transactions on behalf of other registered broker-dealers in the United States. The Company has offices in Pennsylvania and Florida and conducts business worldwide.

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Cash

For the purpose of the statement of cash flows, cash includes time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Due from Clearing Broker

Due from clearing broker represents cash held by the the clearing broker for trades executed by the Company.

Property and Equipment and Depreciation

Property and equipment is stated at cost and is depreciated for financial reporting purposes on an accelerated basis over the estimated useful lives of the assets: five to seven years for furniture and equipment. Leasehold improvements are amortized over the shorter of the estimated useful lives or the underlying lease term. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal and state income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and equipment	$ 52,286
Leasehold improvements	1,479
Subtotal	53,765
Less accumulated depreciation and amortization	19,410
Total	$ 34,355

Depreciation and amortization expense charged to operations was $8,424 for the year ended December 31, 2001.

C. INCOME TAXES

The benefit of income taxes is comprised of the following:

	Federal	State	Total
Current	$ 11,748	$ 3,427	$ 15,175
Deferred	(33,674)	(8)	(33,682)
	$ (21,926)	$ 3,419	$ (18,507)

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and tax purposes. The differences relate primarily to a net operating loss carry forward.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

The Company's total deferred tax assets and deferred tax asset valuation allowance at December 31, 2001, are as follows:

Total deferred tax assets	$ 43,400
Less valuation allowance	-
Net deferred tax asset	$ 43,400

The deferred tax assets have been recorded based on a net operating loss carryforward. Management does not deem a valuation allowance necessary due to expected profits in future years. The Company has available a net operating loss which may be used to reduce Federal and State taxable income and tax liabilities for the next 20 years (Federal) and 7 years (State). The net operating loss approximates $215,000.

D. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $757,903, which exceeded its requirements by $657,903.

E. OPERATING LEASES COMMITMENTS

The Company leases office space and equipment under separate non-cancelable operating leases. Minimum future rental payments, exclusive of common area charges, required under the operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2001 are as follows:

Year Ended December 31,	
2002	$ 40,215
2003	22,200
2004	22,200
2005	14,800
Total minimum future rental payments	$ 99,415

The office lease contains a renewal option for an additional five years. Rent expense was $40,535 for the year ended December 31, 2001.

F. ADVERTISING COSTS

Advertising expenses are charged to operations when incurred. Advertising expense was $52,162 for the year ended December 31, 2001.

G. CONCENTRATION OF BUSINESS AND CREDIT RISK

The Company maintains cash in bank balances which may exceed federally insured limits. They historically have not experienced any related cash in bank losses.

H. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value. Marketable securities owned at December 31, 2001 are $112,332. Marketable securities sold, not yet purchased at December 31, 2001 are $417,733. All securities are corporate securities.

I SUBORDINATED BORROWINGS

During January 2001, with an effective date of March 30, 2001, two stockholders loaned the Company $600,000, with interest at 10% per annum. The loan had a maturity date of March 31, 2004. As of December 31, 2001, the two stockholders converted the loan to equity.

Interest expense aggregated $30,000 for the year ended December 31, 2001.

J. COMMITMENTS AND CONTINGENCIES

During 2001, the majority stockholder sold its shares to two other stockholders which resulted in the two stockholders owning 93% of the Company's stock. Pursuant to this transaction, the Company shall pay to the former majority stockholder amounts due over a 10 year-period commencing January 1, 2001 based upon net trading revenue, as defined in the agreement. At December 31, 2001, the Company has accrued approximately $82,000.

J. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Pursuant to the agreement, in the event that a majority of the shares held by the two majority stockholders are sold to an unrelated person prior to the fifth anniversary of the closing date the stockholders shall remit to the prior majority stockholder an amount equal to $1,000,000 less any payments made prior to such sale. In addition, if the Company sells all or substantially all of its assets to an unrelated person or entity prior to the fifth anniversary date, the Company shall remit to the prior majority stockholder an amount equal to $1,000,000 less any payments made prior to such sale.

The agreement also states that in the event that a majority of the shares held by the two majority stockholders are sold to an affiliated person or entity prior to the fifth anniversary date of the closing date the affiliated purchaser is bound to the agreement.

SUPPLEMENTARY INFORMATION

GMST WORLD MARKETS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL	
Stockholders' equity	$ 1,005,893
Deductions	
Nonallowable assets	
Deferred tax asset	(43,400)
Property and equipment	(34,355)
Miscellaneous receivables	(36,887)
Prepaid expenses and other unallowable assets	(16,691)
Security deposits	(3,810)
Total nonallowable assets	(135,143)
Net capital before haircuts on securities positions	870,750
Haircuts on securities	
Trading and investment securities	(63,845)
Undue concentration	(49,002)
Total haircuts	(112,847)
Net capital	757,903
Minimum net capital requirements	100,000
Excess net capital	657,903
Aggregate Indebtedness	412,143
Ratio of aggregate indebtedness to net capital	.54 to 1

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2001) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 840,981
Audit adjustments (net)	(83,078)
Net capital per above	$ 757,903

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision and therefore, no computation for determination of reserve requirements was necessary.

DRUKER, RAHL & FEIN
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS
A Member of The Mercadien Group

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors and Stockholders of
GMST WORLD MARKETS, INC.

In planning and performing our audit of the financial statements of **GMST WORLD MARKETS, INC.** (the "Company") for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report recognizes that it is not practical in an organization the size of the Company to achieve all of the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Druker, Rahl & Fein

February 1, 2002